+1 617 526 6000 (t)

+1 617 526 5000 (f)

FOIA CONFIDENTIAL TREATMENT REQUEST

The entity requesting confidential treatment is:

Kala Pharmaceuticals, Inc.

100 Beaver Street

Suite 201

Waltham, MA 02453

Attn: Mark Iwicki

Chief Executive Officer

(781) 996-5252

June 28, 2017

VIA EDGAR SUBMISSION

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention: Suzanne Hayes

Re:	Kala Pharmaceuticals, Inc. Registration Statement on Form S-1 Filed June 23, 2017 File No. 333-218936

Ladies and Gentlemen:

On behalf of Kala Pharmaceuticals, Inc. (the “Company”), set forth below is additional information to supplement the Company’s prior responses to comment 7 contained in the letter dated October 20, 2015 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Draft Registration Statement on Form S-1 (File No. 377-01157), confidentially submitted by the Company to the Commission on September 21, 2015.  Such Draft Registration Statement has been updated by the Company as reflected in the registration statement referenced above (File No. 333-218936), which was publicly filed by the Company on June 23, 2017 (the “Registration Statement”).  The supplemental response set forth below is based upon information provided to Wilmer Cutler Pickering Hale and Dorr LLP by the Company.

Determining the Fair Value of Common Stock Prior to the IPO

As disclosed in the Registration Statement, the Company’s board of directors (the “Board”) has historically determined the fair value of its common stock on each equity grant date with input from management, considering the Company’s most recently available third-party valuations of common stock and the Company’s board of directors’ assessment of additional objective and subjective factors that it believed were relevant and which may have changed from the date of the most recent valuation through the date of the grant.  The valuations as of March 31, 2016 and March 31, 2017 that were used for equity grants were prepared using a hybrid of the option-pricing method and the probability-weighted expected return method.  These valuation analyses included judgments regarding, among other factors, the determination of an appropriate valuation method at each grant date, the estimated time to complete an initial public offering (“IPO”) or other liquidity events, the probabilities assigned to such events and the related valuations under each scenario.

The Company determined that the fair value of its common stock increased from $0.64 per share as of the valuation date of March 31, 2016 (used for the option grant date of June 17, 2016) to $0.74 per share as of the valuation date of March 31, 2017 (used for the Company’s most recent option grant date of April 24, 2017).  The primary driver of the increase in fair value over that time was an increase in the probability of an IPO (i.e., from 20% as of June 17, 2016, to 30% as of April 24, 2017).  The increase in the probability of an IPO between June 17, 2016 and April 24, 2017 was due, in part, to developments in the Company’s business, including receipt of $67.9 million in a Series C financing in April 2016, initiation of two Phase 3 clinical trials of KPI-121 0.25% for the treatment of dry eye disease in June 2016, initiation of a second, confirmatory Phase 3 trial of KPI-121 1.0% for patients with inflammation and pain following cataract surgery in June 2016 and the Company re-engaging its IPO process by confidentially submitting amendment no. 3 to its draft registration statement in March 2017.

The reason that the probability of an IPO was not higher than 30% as of April 24, 2017 was due, in part, to:

•                  the Company continuing to engage with potential strategic partners regarding a potential acquisition of the Company; and

•                  the fact that the Company’s Board had not yet approved the Company proceeding with the IPO.

Initial Public Offering Price Range

Rule 83 Confidential Treatment Request by Kala Pharmaceuticals, Inc. Request #1

The Company has taken into consideration guidance and market data from its underwriters that have been presented to and reviewed by the Board and management at meetings in May 2017 and June 2017.  To provide further information for the Staff’s consideration, the Company supplementally advises the Staff that the Company currently anticipates that the price range for this offering will be within the range of $*** to $*** per share (before giving effect to a reverse stock split that the Company plans to implement prior to effectiveness of the Registration Statement). This anticipated price range is based on a number of factors, including the Company’s future prospects and those of the Company’s industry in general, the Company’s financial and operating information in recent periods, the market prices of securities of companies engaged in activities similar to the Company’s, existing conditions in the public capital markets and preliminary discussions with the underwriters regarding potential valuations of the Company.  The actual price range to be included in a subsequent amendment to the Registration Statement (which will comply with the Staff’s interpretation regarding the parameters of a bona fide price range) has not yet been determined and remains subject to adjustment based on factors outside of the Company’s control.  However, the Company believes that the foregoing indicative price range will not be subject to significant change.

The anticipated price range for this offering was determined with reference to several quantitative and qualitative factors, each of which contributed to the difference between the Company’s most recent valuation of its common stock used for equity grants as of March 31, 2017 of $0.74 per share and the midpoint of the anticipated offering price range of $*** per share. Specifically, the Company believes that the difference between the fair value of its common stock determined as of March 31, 2017 and the midpoint of the anticipated offering price range for this offering is primarily the result of the following factors:

Kala Pharmaceuticals, Inc. respectfully requests that the information contained in the response be treated as confidential information and that the Commission provide timely notice to Mark Iwicki, Chief Executive Officer, Kala Pharmaceuticals, Inc., 100 Beaver Street, Suite 201, Waltham, MA 02453, (781) 996-5252, before it permits any disclosure of the double-underlined and highlighted information in Request #1.

•                  The estimated price range for this offering is based only upon a scenario in which the Company completes this offering and is not probability weighted, in contrast to the Company’s prior valuations of its common stock, which considered multiple potential outcomes, some of which would have resulted in a lower value of the Company’s common stock than an initial public offering.  In the March 31, 2017 valuation, the probability weighting for the IPO scenario was 30%, as described above.  If the Company had applied a weighting of 100% to the scenario of an IPO, the fair value of the Company’s common stock in the March 31, 2017 valuation would have been $1.04 per share, after applying a discount of 21% for lack of marketability.

•                  The estimated price range for this offering necessarily assumes that the Company’s IPO has occurred and a public market for the Company’s common stock has been created, and therefore excludes any discount for lack of marketability of the Company’s common stock.  In the March 31, 2017 valuation, the discount for lack of marketability that was applied to the IPO and sales scenarios was 21%.

•                  The estimated price range for this offering necessarily assumes that all of the Company’s preferred stock has converted into common stock in connection with this offering.  The Company’s preferred stock currently has substantial economic rights and preferences over the Company’s common stock.  Upon the closing of this offering, all outstanding shares of the Company’s preferred stock will convert into common stock, thus eliminating the superior rights and preferences of the preferred stock as compared to the common stock.

•                  The Company received positive results from its second, confirmatory Phase 3 trial of KPI-121 1.0% for patients with inflammation and pain following cataract surgery in April 2017.

•                  The Company successfully completed its pharmacokinetic trials of KPI-121 1.0% and KPI-121 0.25%.

•                  In recent “testing-the-waters” meetings, the Company received positive feedback from potential investors.

•                  The Company has taken additional steps towards the completion of an IPO, including:

•                  on June 22, 2017, the Board approved the Company’s certificate of incorporation, bylaws, committee charters and various governance policies that will become effective upon the closing of the IPO; and

•                  on June 23, 2016, the Company publicly filed the Registration Statement with the Commission.

•                  The proceeds of a successful IPO would substantially strengthen the Company’s balance sheet by increasing its cash resources.  In addition, the completion of this offering would provide the Company with more ready access to the public company equity and debt markets.

•                  In the public markets, the Company believes there are investors who may apply more qualitative and subjective valuation criteria to certain of its preclinical and clinical assets than the valuation methods applied in the Company’s valuations, although there can be no assurance that this will in fact be the case.  As a private company, the Company used a more quantitative methodology to determine the fair value of its common stock and this methodology differs from the methodology used to determine the estimated price range for this offering.  The estimated price range for this offering was not derived using a formal determination of fair value, but rather was determined by negotiation between the Company and the underwriters for the IPO.  In particular, the estimate of fair value of the Company’s common stock as of March 31, 2017 was not a factor in setting the estimated price range for this offering.

•                  The price that investors are willing to pay in this IPO, for which the price range is intended to serve as an estimate, may take into account other factors that have not been expressly considered in the Company’s prior valuations, are not objectively determinable, and that valuation models are not able to quantify.

The Company requests confidential treatment under 17 C.F.R. § 200.83 for the contents of this letter and has submitted a separate request for confidential treatment in accordance therewith to the Commission’s Office of Freedom of Information and Privacy Act Operations.

If you have any further questions or comments, or if you require any additional information, please contact the undersigned by telephone at (617) 526-6982. Thank you for your assistance.

Very truly yours,

/s/ Lia Der Marderosian
Lia Der Marderosian

cc:	Mark Iwicki

Dorrie Yale, U.S. Securities and Exchange Commission

Office of Freedom of Information and Privacy Act Operations Securities and Exchange Commission 100 F Street N.E., Mail Stop 2736 Washington, D.C. 20549